CONSENT OF MARK EDWARDS

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “Report on the Mineral Resources & Mineral Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 30, 2017,”
(b)	the technical report entitled “Report on the Mineral Resources & Minerals Reserves of the Northern Territory Operations, Northern Territory, Australia dated March 21, 2016,”
(c)	the technical report entitled “Report on The Mineral Resources & Mineral Reserves of the Stawell Gold Mine in the State of Victoria, Australia dated March 16, 2016,”
(d)	the disclosure related to the mineral properties of the Company in the Annual Information Form of the Company, dated March 21, 2016,
(e)	the Management Discussion and Analysis of the Company for the period ended June 30, 2016,
(f)	the Management Discussion and Analysis of the Company for the period ended March 31, 2016,
(g)	the Management Discussion and Analysis of the Company for the years ended December 31, 2016 and 2015,
(h)	the News Release of the Company dated March 30, 2017,
(i)	the News Release of the Company dated March 6, 2017,
(j)	the News Release of the Company dated September 29, 2016,
(k)	the News Release of the Company dated August 22, 2016,
(l)	the News Release of the Company dated July 29, 2016,
(m)	the News Release of the Company dated July 12, 2016,
(n)	the News Release of the Company dated June 27, 2016,
(o)	the News Release of the Company dated May 18, 2016,
(p)	the News Release of the Company dated May 16, 2016,
(q)	the News Release of the Company dated May 9, 2016,
(r)	the News Release of the Company dated April 29, 2016,
(s)	the News Release of the Company dated April 12, 2016,
(t)	the News Release of the Company dated March 21, 2016,
(u)	the News Release of the Company dated March 4, 2016,
(v)	the News Release of the Company dated February 29, 2016,
(w)	the News Release of the Company dated February 2, 2016,
(x)	the News Release of the Company dated January 26, 2016,
(y)	the News Release of the Company dated January 18, 2016,
(z)	the News Release of the Company dated January 11, 2016,
(aa)	the Material Change Report of the Company dated March 21, 2016,
(bb)	the Material Change Report of the Company dated May 18, 2016, and

(cc)	the Management’s Discussion & Analysis of the Company for the years ended December 31, 2015 and 2014 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Mark Edwards
Name: Mark Edwards, FAusIMM, MAIG
Title: Geology Manager, Northern Territory
Operations, Australia

Date: August 4, 2017